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                             April 27, 2022

       Jonathan Myers
       Chief Executive Officer
       Qomolangma Acquisition Corp.
       1178 Broadway, 3rd Floor
       New York, New York 10001

                                                        Re: Qomolangma
Acquisition Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 23,
2022
                                                            CIK No. 0001894210

       Dear Mr. Myers:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement on Form S-1

       Cover Page

   1. We note your statement on the cover page that you will not undertake our initial business combination with any
PRC entity with a variable interest entity, or VIE, structure. Please revise your disclosure
to clarify that this may therefore limit the pool of acquisition candidates in the PRC.
Describe clearly any potential limitations this may place upon your business
combination opportunities relative to other special purpose acquisition companies and include
appropriate risk factor disclosure.
   2. We note the disclosure added to the cover page that we "will not conduct an initial business combination
with any target company that     has an auditor that the Public
                                                        Company Accounting
Oversight Board, or PCAOB, is unable to fully inspect." We also
 Jonathan Myers
FirstName   LastNameJonathan
Qomolangma     Acquisition Corp.Myers
Comapany
April       NameQomolangma Acquisition Corp.
       27, 2022
April 227, 2022 Page 2
Page
FirstName LastName
         note similar statements throughout your prospectus. Please clarify what you mean by this statement and how you will guarantee compliance with this requirement.
3. We note your revised disclosure that VIEs are a series of contractual arrangements used to provide the economic benefits of and control with respect to foreign investment in
         Chinese-based companies. Given that the VIEs are a series of contractual arrangements, please clarify your reference to "control" with respect to foreign investment in Chinese-
         based companies.
4.       We note your disclosure that your sponsor and certain members of your
Board of
         Directors and management have significant business ties to or are
based in the People   s
         Republic of China. Given the risks of doing business in the PRC, please revise the cover page to disclose that the location of your sponsor and executive officers and directors may make you a less attractive partner to a non-China or non-Hong Kong based target company, which may therefore make it more likely for you to consummate a business combination in the PRC.
5. Refer to prior comment 5. In addressing how the HFCAA may impact the company please disclose on the cover page that an exchange may determine to delist your securities.
Summary, page 1

6. Please provide expanded disclosure in response to prior comment 6 which clearly describes the restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. We note your statement that the PRC government also imposes controls on the conversion of the Renminbi, or RMB, the legal currency of the
         PRC, into foreign currencies.
7. We note that many of your officers and directors are located outside of the United States.
         Please include a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws. Please also include a risk factor.
8. Please disclose in the Prospectus Summary that the legal and regulatory risks associated with being based in China may make you a less attractive partner in an initial business combination than a SPAC without any ties to China or Hong Kong. Please also state that your ties to China may make it harder for you to complete an initial business combination with a target company without any such ties. Please also state this in the summary risk factors, as well as in the Risk Factors.
Risk Factors, page 31

9. Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and clearly disclose that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
 Jonathan Myers
Qomolangma Acquisition Corp.
April 27, 2022
Page 3
      Refer to the second sentence of prior comment 14.
       You may contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 if you
have questions regarding these comments.



                                                          Sincerely,
FirstName LastNameJonathan Myers
                                                          Division of
Corporation Finance
Comapany NameQomolangma Acquisition Corp.
                                                          Office of Real Estate
& Construction
April 27, 2022 Page 3
cc:       Christopher S. Auguste, Esq.
FirstName LastName